NEWS RELEASE

Esperanza Announces the Grant of Stock Options and Restricted Share Units

Vancouver, British Columbia – March 12, 2013 - Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company”) announces that Esperanza’s Board of Directors has approved the issuance of 500,000 options to purchase 500,000 common shares of the Company (the “Options”) and 500,000 restricted share units (“RSUs”).  The Options will have a five (5) year term and were issued after market close on March 11, 2013 with an exercise price based on the closing price of the Esperanza shares on that day.  The Options and RSUs are being granted pursuant to Esperanza’s stock option and restricted share unit plans to an officer of the Company.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

For further information, contact:

Esperanza Resources Corp.

Greg Smith, President and CEO

Toll Free: 1 866 890 5509

info@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.